Exhibit 99.1

ASUR Announces Resolutions Approved at the General Annual Ordinary Shareholders' Meeting held on April 22nd, 2021

MEXICO CITY, April 22, 2021 /PRNewswire/ -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), a leading international airport group with operations in Mexico, the United States, and Colombia, today announced that shareholders approved the following resolutions and considered the following matters at the General Ordinary Shareholders' Meeting held in Mexico City on April 22nd, 2021:

General Annual Ordinary

Meeting Summary of Resolutions

  Approval of the report submitted by the Chief Executive Officer to the Board of Directors, accompanied by the independent auditor's report, with respect to the operations and results of the Company during the fiscal year ended December 31st, 2020, as well as the Board of Directors' opinion regarding the content of said report.

  Approval of the report submitted by the Board of Directors which contains the principal accounting and reporting policies and criteria followed in the preparation of the Company's financial information. Furthermore, note was taken of the report submitted by the Board of Directors with respect to the transactions entered into with Related Persons, Relevant Shareholders or contracts exceeding US$2,000,000.00.

  Due note was taken that the report of the activities and operations in which the Board of Directors intervened, pursuant to Article 28 IV (e) of the Securities Market Law, was not prepared because during the fiscal year ended on December 31st, 2020, the Board of Directors did not intervene in any such activities or operations to be reported.

  Approval of the audited individual and consolidated financial statements of the Company for the year ended December 31st, 2020.

  Approval of the report submitted by the Audit and Corporate Practices Committee of the Company with respect to its activities during the fiscal year ended December 31st, 2020.

  Approval of the activities of the Board of Directors during the year ended December 31st, 2020.

  Approval of the report on fulfillment of the tax obligations of the Company for the fiscal year ended December 31st, 2019. Due note was taken that the report for the year ended December 31st, 2020 has not yet been issued and will be presented for approval at the first General Shareholders' Meeting to be held after the report is issued.

  Approval to set aside 5% of the accumulated net profits for the year ended December 31st, 2020 to increase the legal reserve of the Company, in accordance with Article 20 of the Mexican General Corporations Law (Ley General de Sociedades Mercantiles).

  Approval to set aside all remaining accumulated net profits for the year ended December 31st, 2020 for the repurchase of shares by the Company during the fiscal year 2021, pursuant to Article 56 of the Securities Market Law.

  Approval of the activities of the Board of Directors, Chief Executive Officer, Secretary and Assistant Secretary during the year ended December 31st, 2020, and release from any liability they might have incurred in the execution of their duties.

  Ratification of Mr. Fernando Chico Pardo as Chairman of the Board of Directors.

  Ratification of Mr. Pablo Chico Hernández as member of the Board of Directors appointed by Mr. Fernando Chico Pardo.

  Approval of the appointment of Ms. Heliane Steden and Ms. Diana M. Chávez as independent members of the Board of Directors.

  Ratification of all other members and alternate members of the Board of Directors.

  Ratification of non-member Secretary and Assistant Secretary of the Board of Directors.

  Ratification of Mr. Ricardo Guajardo Touché as Chairman of the Audit Committee.

  Approval of the appointment of Ms. Bárbara Garza Lagüera Gonda as Chairwoman of the Nominations and Compensations Committee.

  Ratification of Mr. Fernando Chico Pardo and Mr. José Antonio Pérez Anton as members of the Nominations and Compensation Committee.

  Approval of the proposal made by the Nomination and Compensation Committee to pay the following compensation to the members of the management bodies of the Company:
    Each member of the Board of Directors will receive Ps. 72,600.00 (seventy-two thousand six hundred pesos 00/100 Mexican currency), plus travel expenses, if any, per meeting attended.
    Each member of the Audit Committee will receive Ps. 102,850.00 (one hundred and two thousand eight hundred and fifty pesos 00/100 Mexican Currency), plus travel expenses, if any, per meeting attended.
    Each member of the Operations Committee will receive, Ps. 72,600.00 (seventy-two thousand six hundred pesos 00/100 Mexican currency), plus travel expenses, if any, per meeting attended.
    Each member of the Nominations and Compensations Committee will receive Ps. 72,600.00 (seventy-two thousand six hundred pesos 00/100 Mexican currency), plus travel expenses, if any, per meeting attended.
    Each member of the Acquisitions and Contracts Committee will receive Ps. 24,200.00 (twenty-four thousand two hundred pesos 00/100 Mexican Currency), plus travel expenses, if any, per meeting attended.

Special delegates of the Ordinary Annual General Shareholders' Meeting were appointed to appear before a notary public to legalize the minutes of the meeting and to undertake any other action necessary to formalize and give effect to the resolutions taken at this meeting.

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain, and develop 16 airports on the American continent. The company operates nine airports in the southeast of Mexico, including Cancún Airport located in the biggest tourist destination in Mexico, the Caribbean, and Latin America; as well as six airports in northern Colombia, including Medellin international airport (Rionegro), the second busiest in Colombia. ASUR also holds a 60% stake in the capital stock of Aerostar Airport Holdings, LLC, operator of Luis Muñoz Marin International Airport in San Juan, the capital of Puerto Rico. The airport in San Juan is the main point of entry to the island for international flights and continental flights from the U.S.; it was the first and is currently the only airport in the United States to have achieved a successful public-private partnership under a pilot program implemented by the FAA. Based in Mexico, ASUR is traded on the Mexican Bolsa (BMV) under ticker symbol ASUR, and on the NYSE under the symbol ASR. One ADS represents ten (10) B-series shares. For further information, visit www.asur.com.mx

Contacts: ASUR Lic. Adolfo Castro (52) 55 5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli (646) 330-5907 susan@inspirgroup.com